UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   The Aries Trust
   c/o Paramount Capital Asset Management, Inc.
   787 Seventh Avenue - 44th Floor
   New York, New York  10019
2. Issuer Name and Ticker or Trading Symbol
   Genta Incorporated
   GNTAC
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   05/97
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director (X) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
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12% Senior Secured Con|$50.00  |5/29/|C   | |$422,500   |D  |1/28/|when |Series D Con|8,450  |$422,50$1,527,500(1)|D  |            |
vertible Bridge Notes |        |97   |    | |           |   |97   |fully|vertible Pre|       |0      |            |   |            |
                      |        |     |    | |           |   |     |paid |ferred Stock|       |       |            |   |            |
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Series D Convertible P|$.300   |5/29/|C   | |8,450      |A  |5/29/|N/A  |Common Stock|281,667|$50.00 |39,000 (2)  |D  |            |
referred Stock, par va|        |97   |    | |           |   |97   |     |            |       |       |            |   |            |
lue $.001 per share   |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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Explanation  of  Responses:
(1) Does not include the interest on the 12% Senior Secured Convertible Bridge Notes ("Bridge Notes"), including the interest on the $422,500 of converted Bridge Notes principal, which has accrued at a rate of 12% per annum since the Bridge Notes' issuance on January 28, 1997 (the "Note Interest").
(2) Does not include shares of Series D Preferred Stock issuable upon conversion of the Note Interest.

SIGNATURE OF REPORTING PERSON
/s/Lindsay A. Rosenwald, M.D.
-----------------------------
Lindsay A. Rosenwald, M.D., President
Paramount Capital Asset Management, Investment Manager
The Aries Trust
DATE
6/10/97

                                  Attachment A

         Reporting Person:          The Aries Trust
         Issuer:                    Genta Incorporated (GNTAC)
         Statement For:             May/1997

         Paramount Capital Asset Management, Inc. ("Paramount"), the Investment Manager to The Aries Trust (the "Trust"), is also the General Partner of the Aries Domestic Fund (the "Partnership"), a Delaware limited partnership, which also owns securities of the Issuer. Lindsay A. Rosenwald, M.D., is the sole shareholder of Paramount. Paramount and Dr. Rosenwald disclaim beneficial ownership of the securities held by the Partnership and the Trust, except to the extent of their pecuniary interest therein.